Florida 33602 Florida 33601-3913

RANDY K. STERNS rsterns@bushross.com (813) 204-6401	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255 (813) 223-9620 www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

January 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  Robert Arzonetti or Tonya K. Aldave

RE:	Ministry Partners Investment Company, LLC Post-Effective Amendment No. 3 to Registration Statement on Form S-1 filed December 29, 2022
File No. 333-250027

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), as a follow up to our previous telephone conference regarding certain questions raised in connection with the comment letter sent by the SEC to the Company on January 12, 2023.

We are providing an additional response to the following two items:

1.	Contingent Liability Disclosure Regarding Potential Rescission Offer.

The Company has evaluated potential rescission claims that could be made arising in connection with certain sales of the Company’s 2021 Class A Notes.  Based upon that review, we believe that the amount of these contingent liabilities is approximately $12.7 million.  Of this amount, we believe that 85% of this total was sold to experienced and sophisticated investors that had a close and pre-existing relationship with the Company. For the remaining Notes subject to potential rescission offer liabilities, the Company has examined a number of factors when assessing the materiality of the failure to include sufficient forward incorporation by reference language in its prospectus.  Given the relationship established by the Company with its investors,

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January 23, 2023

the efforts made by the Company to ensure that each investor was provided access to the Company’s most recent Form 10-K and recent financial statements furnished under Form 10-Q on its website, the identities of, investment profiles and sophistication of the investors that purchased notes during the relevant period when stale financial statements may have been furnished to investors, we believe that the Company’s contingent liabilities for rescission, if any, will be materially insignificant.

Accordingly, we are enclosing with this correspondence a revised risk factor that will replace the risk factor located on page 24 of the Company’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form S-1. We anticipate filing a new post-effective amendment early next week.

2.Recent Sales of Unregistered Securities.

We have also enclosed a revised table for the recent sales of unregistered securities made by the Company after the effective date of the Company’s Prospectus dated January 8, 2021.  Please note that we have included an additional column in these tables to indicate the type of investor who purchased these notes, included additional disclosure as to whether the investor was an accredited or non-accredited investor, and provided further disclosure regarding whether the investor was a religious organization, school or church.  For sales made to individuals, we have included a column indicating whether the investment was made on behalf of a trust, IRA or made in an individual capacity.  We will also include this revised table in the post-effective amendment we intend to file early next week.

Should you have additional questions or comments regarding this matter, please contact me at (813) 224-9255.  Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.

/s/ Randy K. Sterns

Randy K. Sterns

RKS/kd

Enclosures

cc: Joseph W. Turner, Jr.

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Item 15. Recent Sales of Unregistered Securities.

The Company from time to time sells debt securities on a negotiated basis to ministries or individuals who have purchased notes from the Company before and/or are accredited persons within the meaning of Rule 501 under Regulation D. For each of these notes, interest rates, terms and other conditions of the loan were negotiated with the investor. The Company has relied upon the exemptions under Regulation D and/or Section 4(2) of the 1933 Act in selling these securities.

Below are the securities sold under Regulation D since January 01, 2020:

Private Placement Sales for Investor Class: Organization
Private Placement Title: Subordinated Notes
Sale Date	Amount	Underwriter	*Investor Statuss	Offering Price	Consideration Received	Organization Type
4/13/2020	$591,705	None	A	Par	$591,705	501c3 - Church
9/14/2020	2,500,000	None	A	Par	2,500,000	501c3 - School
10/13/2020	591,714	None	A	Par	591,714	501c3 - Church
10/29/2020	327,511	None	NA	Par	327,511	501c3 - Church
2/26/2021	1,071,683	None	A	Par	1,071,683	501c3 - Religious Org.
3/9/2021	500,000	None	A	Par	500,000	501c3 - School
3/18/2021	350,000	None	NA	Par	350,000	501c3 - Religious Org.
4/14/2021	591,085	None	A	Par	591,085	501c3 - Church
12/31/2021	332,192	None	A	Par	332,192	501c3 - School
12/31/2021	19,103	None	A	Par	19,103	501c3 - School
2/28/2022	2,200,323	None	A	Par	2,200,323	501c3 - Church
5/9/2022	400,000	None	NA	Par	400,000	501c3 - Religious Org.
7/8/2022	161,070	None	NA	Par	161,070	501c3 - Religious Org.
11/17/2022	150,000	None	NA	Par	150,000	501c3 - Church
12/22/2022	400,000	None	A	Par	400,000	501c3 - Church
Totals	$10,186,386				$10,186,386

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Private Placement Sales for Investor Class, Individual
Private Placement Title: Subordinated Notes
Sale Date	Amount	Underwriter	*Investor Status	Offering Price	Consideration Received	Investor Category
1/30/2020	$200,000	None	A	Par	$200,000	Trust
4/3/2020	195,978	None	A	Par	195,978	Trust
4/21/2020	116,927	None	A	Par	116,927	Trust
7/24/2020	104,861	None	A	Par	104,861	Trust
12/31/2020	389,014	None	A	Par	389,014	Trust
2/4/2021	161,075	None	A	Par	161,075	Trust
2/22/2021	563,462	None	NA	Par	563,462	Partnership
2/22/2021	101,000	None	A	Par	101,000	IRA
4/15/2021	120,608	None	A	Par	120,608	Trust
6/1/2021	25,000	None	NA	Par	25,000	Trust
8/31/2021	200,000	None	A	Par	200,000	Trust
10/25/2021	500,000	None	A	Par	500,000	Trust
11/16/2021	102,446	None	A	Par	102,446	Trust
1/31/2022	289,623	None	A	Par	289,623	Trust
3/2/2022	672,969	None	A	Par	672,969	IRA
5/31/2022	63,021	None	NA	Par	63,021	Trust
Totals	3,805,984				3,805,984

Total Private Placement Sales	13,992,370				13,992,370

* A = accredited investor, NA = not an accredited investor

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